Filed by Glamis Gold Ltd. pursuant to Rule 425 under the
United States Securities Act of 1933, as amended
Subject Company: Goldcorp Inc.
Commission File No.: 001-12970
Date: December 20, 2004

For immediate release

Trading symbol: NYSE, TSX — GLG	December 17, 2004

GLAMIS GOLD TO ENSURE GOLDCORP SHAREHOLDERS GIVEN CHOICE

December 17, 2004 — Reno, Nevada - Glamis Gold Ltd. (NYSE: GLG; TSX: GLG) today announced that in connection with its proposed take-over bid (the “Take-over Bid”) to acquire Goldcorp Inc. (“Goldcorp”), counsel for Glamis delivered to the Board of Goldcorp on the day the Take-over Bid was announced, a letter expressing Glamis’ view that Goldcorp shareholders must be given the opportunity to tender to the Take-over Bid without impediment and that the Goldcorp Board’s duties require that it not act in such a way as to constrain the choices of shareholders while Goldcorp is in play.

Glamis has alerted the Goldcorp Board to the provisions of National Policy 62-202 — Take-Over Bids - Defensive Tactics (“NP 62-202”) and in particular the fact that under NP 62-202 the actions of a target company may come under scrutiny of the regulator where the effect of taking such actions is to deprive shareholders of the ability to consider a take-over bid. Glamis has cautioned the Goldcorp Board not to take any such action in relation to Goldcorp’s proposed transaction with Wheaton River Minerals Ltd. (“Wheaton”). Goldcorp shareholders must be given the opportunity to tender to the Take-over Bid without impediment.

Both the Ontario Securities Commission and the Toronto Stock Exchange have been copied with the letter in order to bring to their attention the facts surrounding the timing and approval of Goldcorp’s proposed transaction with Wheaton and the Take-over Bid. It is Glamis’ intention to pursue every avenue available to it to ensure that Goldcorp shareholders be given a choice, including, if necessary, pursuing the matter with the securities regulatory authorities.

Glamis announced its intention to make the Take-over Bid on December 16, 2004. Glamis intends to offer Goldcorp shareholders 0.89 of a Glamis common share for each Goldcorp common share. In addition to customary conditions, the Take-over Bid will be subject to the following condition:

•	Goldcorp does not acquire or enter into any commitment to acquire shares or enter into any material agreement with Wheaton; or

•	Alternatively, any offer or agreement with Wheaton must be conditional on the Take-over Bid not being successful and must be capable of being terminated by Goldcorp without payment or penalty if the Take-over Bid is successful.

Glamis intends to mail the Take-over Bid to Goldcorp shareholders in early January, with an initial expiry date 35 days thereafter.

Kevin McArthur, President and Chief Executive Officer of Glamis Gold reiterated, “Goldcorp shareholders should contact their Board of Directors to demand the opportunity to decide between receiving a premium under our offer or paying a premium to Wheaton River. We believe the Goldcorp shareholders have overwhelmingly expressed their preference for a Glamis-Goldcorp combination over the Goldcorp-Wheaton deal.”

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. The Company remains 100 percent unhedged. Glamis’ plan and budget reflects a near tripling of annual gold production to more than 700,000 ounces by 2007 at a total cash cost below $150 per ounce.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Glamis or Goldcorp. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Glamis plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form F-4, and expects to mail an Offer Circular and Prospectus to Goldcorp stockholders concerning the proposed business combination with Goldcorp. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Glamis will be available free of charge from Glamis Investor Relations, 5190 Neil Road, Suite 310, Reno, NV 89502, telephone (775) 827-4600.
For further information please contact:

Glamis Gold Ltd. 5190 Neil Road, Suite 310 Reno, NV 89502 Michael A. Steeves Vice President, Investor Relations	Website: email requests for investor packets to: email questions/correspondence to: Phone:	www.glamis.com info@glamis.com michaels@glamis.com 1-775-827-4600 ext. 3104